Contact

www.linkedin.com/in/chris-danielian-105a1341 (LinkedIn)

Chris Danielian

Global Head of Risk Management and PMC Analytics
New York, New York, United States

Experience

PMC Treasury

14 years 6 months

Managing Director
January 2012 - Present (14 years 6 months)
NYC

Global Head of Risk Management and PMC Analytics
January 2012 - Present (14 years 6 months)
New York City Metropolitan Area

Education

Massachusetts Institute of Technology

BS, Physics, Finance · (1993 - 1997)